Exhibit 99.1

Nexa Resources S.A.

Condensed consolidated

interim financial statements

at and for the three-month

period ended March 31, 2019

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement		3

Condensed consolidated interim statement of comprehensive income		4

Condensed consolidated interim balance sheet		5

Condensed consolidated interim statement of cash flows		6

Condensed consolidated interim statement of changes in shareholders’ equity		7

Notes to the condensed consolidated interim financial statements

1	General information	8

2	Information by business segment	9

3	Basis of preparation of the condensed consolidated interim financial statements	10

4	Changes in accounting policies and disclosures	10

5	Cash and cash equivalents	12

6	Financial investments	13

7	Derivative financial instruments	13

8	Inventory	14

9	Other assets	14

10	Property, plant and equipment	15

11	Intangible assets	16

12	Right-of-use assets and lease liabilities	16

13	Loans and financings	17

14	Current and deferred income taxes	19

15	Asset retirement and environmental obligations	20

16	Provisions	20

17	Net revenue	21

18	Expenses by nature	21

19	Mineral exploration and project development	22

20	Other income and expenses, net	22

21	Net financial results	22

22	Financial instruments	22

Nexa Resources S.A.

Condensed consolidated interim income statement

Periods ended March 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	March 31, 2019	March 31, 2018
Net revenues	17	569,816	676,188
Cost of sales	18	(487,348)	(484,957)
Gross profit		82,468	191,231

Operating expenses
Selling, general and administrative	18	(41,072)	(43,313)
Mineral exploration and project development	19	(20,299)	(19,279)
Other income and expenses, net	20	5,646	(7,053)
		(55,725)	(69,645)
Operating income		26,743	121,586

Net financial results	21
Financial income		8,028	8,758
Financial expenses		(31,574)	(29,853)
Foreign exchange loss, net		(2,338)	(7,904)
		(25,884)	(28,999)

Income before income tax		859	92,587

Income tax	14
Current		(22,117)	(35,298)
Deferred		12,962	5,461
Net income (loss) for the period		(8,296)	62,750
Attributable to NEXA’s shareholders		(14,007)	55,113
Attributable to non-controlling interests		5,711	7,637
Net income (loss) for the period		(8,296)	62,750
Weighted average number of outstanding shares – in thousand		132,993	133,320
Basic and diluted earnings (loss) per share – USD		(0.11)	0.41

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Periods ended March 31

All amounts in thousands of US dollars, unless otherwise stated

	March 31, 2019	March 31, 2018
Net income (loss) for the period	(8,296)	62,750

Other comprehensive income (loss) net of taxes, that can be reclassified to the income statement
Cash flow hedge accounting	1,232	(770)
Translation adjustment of foreign subsidiaries	(2,087)	490
	(855)	(280)

Total comprehensive income (loss) for the period	(9,151)	62,470
Attributable to NEXA’s shareholders	(14,720)	55,179
Attributable to non-controlling interests	5,569	7,291
	(9,151)	62,470

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US dollars

Assets	Note	March 31, 2019	December 31, 2018
Current assets
Cash and cash equivalents	5	863,878	1,032,938
Financial investments	6	49,898	91,878
Derivative financial instruments	7	14,580	7,385
Trade accounts receivable		164,073	173,204
Inventory	8	299,548	269,705
Other assets	9	144,606	122,857
		1,536,583	1,697,967
Non-current assets
Financial investments	6	350	355
Derivative financial instruments	7	2,430	3,820
Deferred income taxes	14	206,243	201,154
Other assets	9	137,553	121,198
Right-of-use assets	12	39,635	-
Property, plant and equipment	10	1,969,648	1,968,451
Intangible assets	11	1,714,794	1,742,461
		4,070,653	4,037,439

Total assets		5,607,236	5,735,406

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	13	40,582	32,513
Lease liabilities	12	17,128	-
Derivative financial instruments	7	15,283	8,662
Trade payables		355,728	387,225
Confirming payables		56,847	70,411
Dividends payable		3,333	663
Asset retirement and environmental obligations	15	21,578	20,357
Contractual liabilities		29,900	31,992
Other liabilities		95,525	100,027
		635,904	651,850
Non-current liabilities
Loans and financing	13	1,390,393	1,392,354
Lease liabilities	12	23,880	-
Derivative financial instruments	7	4,411	5,560
Asset retirement and environmental obligations	15	238,589	249,925
Provisions	16	23,808	30,641
Deferred income taxes	14	302,498	298,598
Contractual liabilities		166,674	167,645
Other liabilities		32,852	37,032
		2,183,105	2,181,755

Total liabilities		2,819,009	2,833,605

Shareholders’ equity
Attributable to NEXA’s shareholders		2,382,077	2,476,593
Attributable to non-controlling interests		406,150	425,208
		2,788,227	2,901,801

Total liabilities and shareholders’ equity		5,607,236	5,735,406

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Periods ended March 31

All amounts in thousands of US dollars

	Note	March 31, 2019	March 31, 2018
Cash flows from operating activities

Income before income tax		859	92,587
Depreciation and amortization	10, 11 and 12	81,109	69,985
Interest and foreign exchange loss		30,181	16,802
Loss (gain) on sale of property, plant and equipment and intangible assets	20	386	(658)
Changes in provisions		(2,386)	7,615
Changes in operating assets and liabilities	5 (b)	(111,808)	(61,145)
Interest paid on loans and financing	13 (c)	(10,202)	(14,215)
Interest paid on lease liabilities	12 (b)	(148)	-
Income taxes paid		(25,759)	(44,345)
Net cash provided by (used in) operating activities		(37,768)	66,626

Cash flows from investing activities

Acquisitions of property, plant and equipment	10	(67,162)	(32,975)
Net cash receipts from sale of financial investments		46,991	75,324
Proceeds from the sale of property, plant and equipment		115	673
Net cash provided by (used in) investing activities		(20,056)	43,022

Cash flows from financing activities
Payments of loans and financing	13 (c)	(1,715)	(68,597)
Payments of leasing liabilities	12	(3,809)	-
Dividends paid		(102,298)	-
Reimbursement of share premium		-	(80,000)
Repurchase of the Company’s own shares		(3,756)	-
Net cash used in financing activities		(111,578)	(148,597)

Foreign exchange rates effect on cash and cash equivalents		342	(131)

Decrease in cash and cash equivalents		(169,060)	(39,080)
Cash and cash equivalents at the beginning of the period		1,032,938	1,019,037
Cash and cash equivalents at the end of the period		863,878	979,957

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

Periods ended March 31

All amounts in thousands of US dollars

	Note	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2018		133,320	-	1,123,755	1,318,728	(13,430)	(77,356)	2,485,017	422,068	2,907,085
Net income for the period		-	-	-	-	55,113	-	55,113	7,637	62,750
Components of comprehensive income (loss) for the period		-	-	-	-	-	66	66	(346)	(280)
Total comprehensive income for the period		-	-	-	-	55,113	66	55,179	7,291	62,470

Decrease in non-controlling interests		-	-	-	-	-	-	-	(2,757)	(2,757)
Reimbursement of share premium		-	-	(80,000)	-	-	-	(80,000)	-	(80,000)
Total contributions by and distributions to shareholders		-	-	(80,000)	-	-	-	(80,000)	(2,757)	(82,757)
At March 31, 2018		133,320	-	1,043,755	1,318,728	41,683	(77,290)	2,460,196	426,602	2,886,798

At January 1, 2019		133,320	(1,352)	1,043,755	1,318,728	61,430	(79,288)	2,476,593	425,208	2,901,801
Impact of the adoption of IFRS 16	4 (a)	-	-	-	-	71	-	71	-	71
Impact of the adoption of IFRIC 23	4 (b)	-	-	-	-	(4,023)	-	(4,023)	-	(4,023)
At January 1, 2019 after impacts of the adoption of news standards		133,320	(1,352)	1,043,755	1,318,728	57,478	(79,288)	2,472,641	425,208	2,897,849

Net income (loss) for the period		-	-	-	-	(14,007)	-	(14,007)	5,711	(8,296)
Components of comprehensive income (loss) for the period		-	-	-	-	-	(713)	(713)	(142)	(855)
Total comprehensive income (loss) for the period		-	-	-	-	(14,007)	(713)	(14,720)	5,569	(9,151)

Capital increase – Aripuanã project	1 (a)	-	-	-	-	-	-	-	8,253	8,253
Repurchase of the Company’s own shares	1 (b)	-	(3,756)	-	-	-	-	(3,756)	-	(3,756)
Dividends distribution	1 (d)	-	-	-	(2,256)	(69,832)	-	(72,088)	(32,880)	(104,968)
Total contributions by and distributions to shareholders		-	(3,756)	-	(2,256)	(69,832)	-	(75,844)	(24,627)	(100,471)
At March 31, 2019		133,320	(5,108)	1,043,755	1,316,472	(26,361)	(80,001)	2,382,077	406,150	2,788,227

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

1                      General information

Nexa Resources S.A. (“NEXA”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Its shares are publicly traded on the New York Stock Exchange and the Toronto Stock Exchange. The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) own and operate three polymetallic mines in Peru and two polymetallic mines in Brazil. Its operations are large-scale, mechanized underground and open pit mines. The Company also owns a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement and energy companies, among others.

Principal transactions for the three-month period ended March 31, 2019

(a)              Aripuanã project developments

Contracts and expenditures related to Aripuanã project are incurred by Mineração Dardanelos Ltda. (“Dardanelos”), a partnership between the Company (which holds a 70% interest) and Mineração Rio Aripuanã Ltda., a subsidiary of Karmin Exploration Inc. (which holds the remaining 30.0% interest). Dardanelos owns 100% of the Aripuanã project.

During the three-month period ended March 31, 2019, Dardanelos’ share capital was increased by USD 27,510. The Company fully subscribed for its portion of the capital increase in the amount of USD 19,257. Mineração Rio Aripuanã Ltda. is not required to subscribe for its portion of USD 8,253 until October 19, 2019, one year after the completion of the feasibility study.

Until March 31, 2019, the Company committed to contracts in the amount of USD 117,816 related to capital expenditures of the Aripuanã project for the purchase of property, plant and equipment.

(b)              Share buyback program

Until March 31, 2019, the Company repurchased its own shares in the aggregated amount of USD 5,108, corresponding to 477 thousand shares. These shares are being held in treasury and have not been cancelled. The repurchases are part of the Company’s USD 30,000 shares buyback program initiated in 2018.

(c)              Interest rate swap

On January 2019, the Company entered into a ten-year interest rate swap in the notional amount of USD 58,233 (equivalent to BRL 226,880) to change the Brazilian inflation component (“IPC-A”) of financing arrangements with BNDES to 53.04% of the Brazilian interbank rate (“CDI”). In accordance with the Company’s accounting policy the fair value adjustment of this derivative financial instrument is accounted for in “Net financial results”.

(d)              Dividend distribution

On February 15, 2019, the Board of Directors approved a dividend distribution to shareholders of record on March 14, 2019 in the amount of USD 0.525494 cents per common share, for a total amount of USD 69,832. Dividends were paid in cash on March 28, 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

The Company’s subsidiary NEXA PERU also declared dividends in the three-month period ended March 31, 2019 in the amount of USD 200,001, including USD 32,880 to non-controlling interests and USD 2,256 to holders of investments shares (acciones de inversión). These shares give the holders right to receive dividends but are not entitled to voting right or residual value of NEXA PERU’s equity.

2                      Information by business segment

The presentation of segment results and reconciliation to income before income tax in the condensed consolidated interim income statement is as follows:

					March 31, 2019
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	272,242	454,976	(159,170)	1,769	569,816
Cost of sales	(198,961)	(427,184)	159,170	(20,373)	(487,348)
Gross Profit	73,280	27,792		(18,604)	82,469

Selling, general and administrative	(20,262)	(16,401)	-	(4,409)	(41,072)
Mineral exploration and project development	(18,632)	(1,667)	-	-	(20,299)
Other income and expenses, net	(7,578)	(10,011)	-	23,235	5,646
Operating income	26,809	(287)	-	222	26,743

Depreciation and amortization	55,718	26,068	-	(678)	81,108
Adjusted EBITDA	82,527	25,781	-	(456)	107,851

Depreciation and amortization					(81,108)
Net financial results					(25,884)
Income before income tax					859

					March 31, 2018
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	327,235	557,295	(208,415)	73	676,188
Cost of sales	(172,523)	(516,698)	208,415	(4,151)	(484,957)
Gross Profit	154,711	40,597		(4,078)	191,231

Selling, general and administrative	(13,388)	(21,731)	-	(8,194)	(43,313)
Mineral exploration and project development	(18,156)	(1,123)	-	-	(19,279)
Other income and expenses, net	(7,540)	(12,483)	-	12,971	(7,053)
Operating income	115,627	5,260	-	699	121,586

Depreciation and amortization	44,943	24,629	-	414	69,985
Exceptional items (i)				(348)	(348)
Adjusted EBITDA	160,570	29,888	-	765	191,223

Exceptional items (i)				348	348
Depreciation and amortization					(69,985)
Net financial results					(28,999)
Income before income tax					92,587

(i) Exceptional items are composed of miscellaneous adjustments and reconcile the segments’ Adjusted EBITDA to the consolidated Adjusted EBITDA.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

3                      Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three-month period ended March 31, 2019 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and disclosure consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of new IFRS and interpretation disclosed in Note 4.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end.

The critical judgments and estimates in the application of accounting principles during the three-month period ended March 31, 2019 are the same as those disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

These condensed consolidated interim financial statements of the Company were approved by the Board of Directors on April 29, 2019.

4                      Changes in accounting policies and disclosures

New IFRS and interpretations that are effective beginning on January 1, 2019

(a)              IFRS 16 – “Leases”

Main aspects introduced by the standard

IFRS 16 was issued in January 2016 and should be applied for periods beginning after January 1, 2019. It results in certain leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized.

Transition method

The Company has applied IFRS 16 from its mandatory adoption date of January 1, 2019, using the simplified transition approach and did not restate comparative amounts for the periods prior to the adoption. Right-of-use assets were measured on transition at the amount of the lease liability, adjusted by any prepaid or accrued lease expense.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

Practical expedients applied at the adoption

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

➢              The accounting for low value leases and leases with a remaining term of less than 12 months as at January 1, 2019;

➢              The exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

➢              The use of a single discount rate to a portfolio of leases with reasonably similar characteristics.

Accounting policy

The Company may lease assets in its normal course of business. Lease terms are negotiated on an individual asset basis and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Lease contracts are recognized as a liability with a corresponding right-of-use asset at the date at which the leased asset is available for use by the Company. The right-of-use asset is amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. At March 31, 2019, interest rates were between 8.44% to 11.39% for Brazil and 4.73% to 5.31% for Peru.

Impacts of adoption

The Company recognized lease liabilities and right-of-use assets in the amount of USD 41,450 and USD 41,521, respectively. Prepayments made in 2018 in the amount of USD 71 were recognized in retained earnings at January 1, 2019. Net current assets were lowered in USD 17,128 due to the presentation of a portion of the liability as a current liability.

The income before tax for the three-month period ended March 31, 2019 decreased by USD 1,404 as a result the adoption. Adjusted EBITDA for the three-month period ended March 31, 2019, which is used to measure segment results, increased by USD 3,856 as the operating lease payments were previously included in Adjusted EBITDA as operating costs, but the amortization of the right-of-use assets and interest on the lease liabilities are now excluded from this measure.

(b)              IFRIC 23 – Uncertainty over income tax treatments

Nature of change

The interpretation explains how to recognize, and measure current and deferred income tax assets and liabilities where there is uncertainty over a tax treatment.

Transaction method

The Company has applied the standard from its mandatory adoption date of January 1, 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

Accounting policy

Income tax provisions for uncertainties over income tax treatments are recognized when (i) there is a probable assessment that an income tax treatment will not be accepted by a taxation authority; and (ii) the Company has a present legal or constructive obligation over income tax as a result of past events. The likelihood of losses and the estimated amount of uncertainties are periodically reviewed by the Company’s legal counsel.

Income tax provisions for uncertainties over income tax treatments are measured at the present value by reflecting the effect of the uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates, through the most likely amount method.

Impacts of adoption

The interpretation affected primarily the accounting for the Company’s uncertain income taxes treatments with a probable likelihood that a taxation authority will not accept such treatments. The impact of the adoption of IFRIC 23 at January 1, 2019 is USD 4,023. The Company also reclassified the amount of USD 6,047 from Provisions to Deferred income taxes.

5                      Cash and cash equivalents

(a)              Composition

	March 31, 2019	December 31, 2018
Cash and banks	243,313	320,069
Term deposits	620,565	712,869
	863,878	1,032,938

The reduction in cash and cash equivalents is mainly related to dividends paid in the amount of USD 102,298, including dividends paid to non-controlling interests of NEXA PERU, increase in purchases of property, plant and equipment and changes in operating assets and liabilities.

(b)     Changes in operating assets and liabilities

	March 31, 2019	March 31, 2018
Decrease (increase) in assets
Trade accounts receivable	9,088	(54,293)
Inventory	(28,775)	(24,563)
Other assets	(27,588)	(1,817)
Increase (decrease) in liabilities
Trade payables	(31,497)	3,029
Confirming payables	(13,564)	58,938
Contractual liabilities	(4,778)	-
Other liabilities	(14,694)	(42,439)
	(111,808)	(61,145)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

6                      Financial investments

	March 31, 2019	December 31, 2018
Investment fund quotas	26,107	38,677
Bank deposit certificate	19,062	44,595
Other	5,079	8,961
	50,248	92,233
Current assets	49,898	91,878
Non-current assets	350	355

Financial investments were redeemed by the Company in order to meet capital expenditures.

7                      Derivative financial instruments

(a)              Fair value by strategy

	March 31, 2019			December 31, 2018
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	225,176	(3,879)	261,020	(557)
			(3,879)		(557)
Sales of zinc at a fixed price
Zinc forward	ton	9,395	2,898	10,566	(858)
			2,898		(858)
Inflation risk
Brazilian inflation vs. Brazilian interbank interest rate swap — Note 1 (c)	BRL	226,880	99	-	-
			99		-
Foreign exchange risk
Foreign exchange collars (USD)	BRL	946,802	(1,802)	1,056,922	(1,602)
			(1,802)		(1,602)

			(2,684)		(3,017)
Current assets			14,580		7,385
Non-current assets			2,430		3,820
Current liabilities			(15,283)		(8,662)
Non-current liabilities			(4,411)		(5,560)

(b)              Changes in fair value

Strategy	Inventory	Cost of sales	Revenue	Other income and expenses, net	Net financial results	Other comprehensive income	Realized gain (loss)
Mismatches of quotational periods	132	(22,201)	7,955	2,513	-	1,232	7,047
Sales of zinc at a fixed price	-	-	-	3,799	-	-	(43)
Inflation risk	-	-	-	-	53	-	46
Foreign exchange risk	-		-	-	1,798	-	(1,998)
	132	(22,201)	7,955	6,312	1,851	1,232	5,052

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

8                      Inventory

	March 31, 2019	December 31, 2018
Finished products	123,634	106,245
Semi-finished products	58,852	52,534
Raw materials	72,375	64,582
Auxiliary materials and consumables	67,057	69,781
Provision for obsolete and slow-moving inventory	(22,370)	(23,437)
	299,548	269,705

NEXA CJM is building up finished products inventories in anticipation of the expected shutdown in 3Q19 for the implementation of Jarosite conversion process.

9                      Other assets

	March 31, 2019	December 31, 2018
Taxes recoverable	188,200	183,628
Advanced income tax payments (i)	25,759	-
Judicial deposits	9,334	9,230
Related parties	8,989	740
Deferred expenses	5,171	8,556
Advance to third parties	4,307	2,472
Credits to employees	4,229	4,663
Other assets	36,170	34,766
	282,159	244,055
Current assets	144,606	122,857
Non-current assets	137,553	121,198

(i) The increase is due to advance income tax payments in Peru.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

10               Property, plant and equipment

							March 31, 2019	Changes in the three- month period ended March 31, 2018
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total	Total
Balance at the beginning of the period
Cost	1,002,885	2,357,254	349,069	175,506	243,629	51,142	4,179,485	4,170,586
Accumulated depreciation	(452,560)	(1,554,728)	-	(91,874)	(86,904)	(24,968)	(2,211,034)	(2,174,072)
Net balance at the beginning of the period	550,325	802,526	349,069	83,632	156,725	26,174	1,968,451	1,996,514

Additions (i)	-	148	67,014	-	-	-	67,162	32,975
Disposals	-	(156)	(77)	-	-	(269)	(502)	(15)
Depreciation	(13,442)	(32,370)	-	(1,647)	(582)	(410)	(48,451)	(47,987)
Foreign exchange effect	(1,696)	(2,592)	(1,815)	8	-	(75)	(6,170)	(4,704)
Transfers	9,997	19,965	(42,341)	-	10,911	653	(815)	(399)
Remeasurement of asset retirement obligation	-	-	-	(10,027)	-	-	(10,027)	9,758
Balance at the end of the period	545,184	787,521	371,850	71,966	167,054	26,073	1,969,648	1,986,142

Cost	1,010,167	2,373,196	371,850	165,390	254,540	51,235	4,226,378	4,200,320
Accumulated depreciation	(464,983)	(1,585,675)	-	(93,424)	(87,486)	(25,162)	(2,256,730)	(2,214,178)
Balance at the end of the period	545,184	787,521	371,850	71,966	167,054	26,073	1,969,648	1,986,142

Average annual depreciation rates %	4	7	-	5	8	-

(i) Additions include capitalized borrowing costs in the amount of USD 1,762 for the three-month period ended March 31, 2019 (March 31, 2018 – USD 2,452).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

11               Intangible assets

				March 31, 2019	Changes in the three-month period ended March 31, 2018
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	674,800	1,669,645	56,853	2,401,298	2,408,302
Accumulated amortization	-	(620,600)	(38,237)	(658,837)	(585,583)
Net balance at the beginning of the period	674,800	1,049,045	18,616	1,742,461	1,822,719

Amortization	-	(27,764)	(516)	(28,280)	(21,999)
Transfers	-	-	815	815	399
Foreign exchange effect	(22)	(75)	(105)	(202)	(2,139)
Balance at the end of the period	674,778	1,021,206	18,810	1,714,794	1,798,980

Cost	674,778	1,669,543	57,362	2,401,683	2,406,223
Accumulated amortization	-	(648,337)	(38,552)	(686,889)	(607,243)
Balance at the end of the period	674,778	1,021,206	18,810	1,714,794	1,798,980

Average annual amortization rates %	-	6	19

12               Right-of-use assets and lease liabilities

(a)              Right-of-use assets

				March 31, 2019
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total
Balance at January 1, 2019	4,312	8,536	5,846	22,827	41,521
New contracts	2,427	-	-	-	2,427
Amortization	(404)	(759)	(1,116)	(2,099)	(4,378)
Foreign exchange effect	8	24	-	32	65
Balance at the end of the period	6,343	7,801	4,730	20,760	39,635

Average annual amortization rates %	23	34	63	35

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(b)              Lease liabilities

March 31, 2019
Balance at January 1, 2019	41,450
New contracts	2,427
Payments of lease liabilities	(3,809)
Interest paid	(148)
Interest accrued	983
Foreign exchange effect	105
Balance at the end of the period	41,008
Current liabilities	17,128
Non-current liabilities	23,880

(c)              Maturity profile

						March 31, 2019
	2019	2020	2021	2022	2023	As from 2024	Total
U.S. Dollar	5,455	3,969	1,188	486	413	33	11,544
Real	8,598	8,610	6,480	5,109	615	52	29,464
	14,053	12,579	7,668	5,595	1,028	85	41,008

13               Loans and financings

(a)              Composition

				March 31, 2019	December 31, 2018
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds - USD	Fixed 5.13%	14,158	1,034,143	1,048,301	1,042,571
Debt with banks	LIBOR + 1.27%	2,034	197,539	199,573	197,292
BNDES	TJLP + 2.82% | SELIC + 3.10% | IPCA + 5.23%	6,584	82,077	88,661	89,925
Debentures	110.50% CDI	6,939	20,648	27,587	28,188
Other		10,867	55,986	66,853	66,891
		40,582	1,390,393	1,430,975	1,424,867

Current portion of long term loans and financing (principal)		21,352
Interest on loans and financing		19,230
		40,582

(b)                       Maturity profile

						March 31, 2019
	2019	2020	2021	2022	2023	As from 2024	Total
Eurobonds - USD	14,460	-	-	-	341,828	692,013	1,048,301
Debt with banks	2,239	(822)	79,195	79,254	39,706	-	199,573
BNDES	4,897	6,747	8,102	12,164	12,164	44,587	88,661
Debentures	6,946	6,871	6,884	6,886	-	-	27,587
Other	9,235	8,920	8,921	8,820	7,795	23,163	66,853
	37,776	21,716	103,102	107,125	401,494	759,763	1,430,975

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(c)         Changes

	March 31, 2019	March 31, 2018
Balance at the beginning of the period	1,424,867	1,447,299
Payments of loans and financing	(1,715)	(68,597)
Foreign exchange effect	(442)	803
Interest accrual	18,467	18,306
Interest paid	(10,202)	(13,555)
Balance at the end of the period	1,430,975	1,384,256

(d)         Analysis by currency

			March 31, 2019	December 31, 2018
	Current	Non- current	Total	Total
U.S. Dollar	25,368	1,284,442	1,309,810	1,301,395
Real	15,214	105,951	121,165	123,472
	40,582	1,390,393	1,430,975	1,424,867

(e)         Analysis by index

			March 31, 2019	December 31, 2018
	Current	Non- current	Total	Total
Fixed rate	15,322	1,037,363	1,052,685	1,047,245
LIBOR	10,380	247,838	258,218	255,333
TLP	6,089	50,957	57,046	58,487
CDI	6,939	20,648	27,587	28,188
BNDES SELIC	293	19,355	19,648	19,447
TJLP	1,559	14,232	15,791	16,167
	40,582	1,390,393	1,430,975	1,424,867

(f)            Guarantees and covenants

No changes to the contractual guarantees or to the financial covenants occurred in the three-month period ended March 31, 2019. At March 31, 2019, the Company was in compliance with all applicable covenants.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

14          Current and deferred income taxes

(a)         Reconciliation of income tax expense

	March 31, 2019	March 31, 2018
Income before income tax	859	92,587
Standard rate	26.01%	26.01%

Income tax at standard rate	(223)	(24,082)
Difference in tax rate for subsidiaries outside Luxembourg	(1,629)	218
Special mining levy and special mining tax	(3,447)	(5,094)
Withholding tax on dividends paid by subsidiaries	(9,764)	-
Other permanent differences	5,908	(879)
Income tax	(9,155)	(29,837)

Current	(22,117)	(35,298)
Deferred	12,962	5,461
Income tax	(9,155)	(29,837)

(b)         Analysis of deferred income tax balances

	March 31, 2019	December 31, 2018
Tax credits on non-operating losses	108,973	106,818
Uncertain tax income treatments – Note 4 (b)	(10,070)	-
Tax credits on temporary differences
Foreign exchange losses	52,360	50,766
Environmental liabilities	27,395	28,808
Asset retirement obligation	25,222	8,616
Tax, civil and labor provisions	9,007	10,467
Other provisions	1,490	12,875
Provision for inventory losses	2,939	4,331
Provision for profit sharing	6,069	5,308
Other	13,700	16,925

Tax debits on temporary differences
Capitalized interest	(12,171)	(11,725)
Accelerated depreciation and adjustment of useful lives	(7,996)	(10,636)
Depreciation and amortization of fair value adjustment to property, plant and equipment and intangible assets	(312,028)	(318,198)
Other	(1,145)	(1,799)
	(96,255)	(97,444)

Net deferred income tax assets related to the same legal entity	206,243	201,154
Net deferred income tax liabilities related to the same legal entity	(302,498)	(298,598)
	(96,255)	(97,444)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

15               Asset retirement and environmental obligations

			March 31, 2019	March 31, 2018
	Asset retirement obligation	Environmental Obligations	Total	Total
Balance at the beginning of the period	185,552	84,730	270,282	283,279
Payments	(330)	(547)	(877)	(677)
Foreign exchange effect	2,066	121	2,187	(968)
Interest accrual	2,311	1,877	4,188	4,236
Remeasurement	(10,005)	(5,608)	(15,613)	9,222
Balance at the end of the period	179,594	80,573	260,167	295,092
Current liabilities			21,578	17,619
Non-current liabilities			238,589	277,473

16               Provisions

(a)              Analysis of provisions

					March 31, 2019	Changes in the three- month period ended March 31, 2018
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the period	12,068	12,188	1,371	5,014	30,641	57,882
Additions	91	820	249	636	1,796	12,106
Reversals	(725)	(1,652)	(12)	(758)	(3,147)	(4,491)
Interest accrual	195	484	29	30	738	753
Payments	-	-	-	-	-	(680)
Foreign exchange effect	17	6	(12)	36	47	(54)
Adoption of IFRIC 23 – Note 4 (b)	(6,047)	-	-	-	(6,047)	-
Other	(16)	(174)	(30)	-	(220)	(193)
Balance at the end of the period	5,583	11,672	1,595	4,958	23,808	65,323

(b)              Breakdown of tax, civil, labor and environmental provisions

The provisions and the corresponding judicial deposits are as follow:

				March 31, 2019	December 31, 2018
	Judicial deposits	Provision	Carrying amount	Outstanding judicial deposits	Carrying amount	Outstanding judicial deposits
Tax	(2,052)	7,635	5,583	2,270	12,068	2,245
Labor	(4,402)	16,074	11,672	6,615	12,188	6,555
Civil	(771)	2,366	1,595	18	1,371	17
Environmental	-	4,958	4,958	431	5,014	413
	(7,225)	31,033	23,808	9,334	30,641	9,230

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(c)              Summary of contingent liabilities

The Company is part of other litigation involving a risk of possible loss, for which no provision is recognized, as detailed below:

	March 31,2019	December 31,2018
Tax	134,451	137,110
Labor	30,981	29,079
Civil	20,327	20,130
Environmental	119,729	119,747
	305,488	306,066

17               Net revenue

	March 31, 2019	March 31, 2018
Gross revenues	625,897	746,418
Revenues from products	609,019	730,001
Revenues from services	16,878	16,417
Taxes on sales	(54,973)	(69,000)
Return of products sales	(1,108)	(1,230)
Net revenues	569,816	676,188

Net revenue declined in the three-month period ended in March 31, 2019 in comparison with the same period a year ago, following the sharp decrease of metal prices in the international market.

18               Expenses by nature

				March 31, 2019	March 31, 2018
	Cost of sales	Selling, general and administrative	Mineral exploration and project development	Total	Total
Raw materials and consumables used	323,114	1,828	—	324,942	322,030
Employee benefit expenses	38,359	22,246	4,113	64,718	75,255
Depreciation and amortization	80,061	1,490	7	81,558	69,989
Services, miscellaneous	39,112	11,297	13,750	64,159	61,327
Other expenses	6,702	4,211	2,429	13,342	18,947
	487,348	41,072	20,299	548,719	547,549

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

19          Mineral exploration and project development

	March 31, 2019	March 31, 2018
Mineral exploration	13,749	15,880
Project development (FEL 1 and FEL 2)	6,550	3,399
	20,299	19,279

20          Other income and expenses, net

	March 31, 2019	March 31, 2018
Corporate projects	(590)	(1,619)
Mining obligations	(3,882)	(1,749)
Loss on sale of property, plant and equipment	(386)	658
Provision for tax, labor, civil and environmental claims	1,351	(4,238)
Remeasurement of environmental obligations	5,132	-
Other operating income (expenses), net	4,021	(105)
	5,646	(7,053)

21          Net financial results

	March 31, 2019	March 31, 2018
Financial income
Gains on financial investments	5,495	6,110
Derivative financial instruments	1,851	-
Other financial income	682	2,648
	8,028	8,758

Financial expenses
Interest on loans and financing	(18,467)	(18,306)
Interest on contractual liabilities	(1,715)	(1,897)
Monetary adjustment of provisions	(2,285)	(1,110)
Derivative financial instruments	-	(939)
Interest on lease liabilities	(983)	-
Other financial expenses	(8,124)	(7,601)
	(31,574)	(29,853)

Foreign exchange effects	(2,338)	(7,904)
Net financial results	(25,884)	(28,999)

22          Financial instruments

(a)         Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification by category and the corresponding accounting policies of each financial instruments in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

				March 31, 2019
Assets per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	-	863,878	-	863,878
Financial investments	-	50,248	-	50,248
Derivative financial instruments	-	11,103	5,907	17,010
Trade accounts receivable	99,629	64,444		164,073
Related parties (i)	8,989	-	-	8,989
	108,618	989,673	5,907	1,104,198

				March 31, 2019
Liabilities per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financing	1,430,975	-	-	1,430,975
Lease liabilities	41,008	-	-	41,008
Derivative financial instruments	-	8,471	11,223	19,694
Trade payables	355,728	-	-	355,728
Confirming payables	56,847	-	-	56,847
Use of public assets (ii)	22,572	-	-	22,572
Related parties (ii)	867	-	-	867
	1,907,997	8,471	11,223	1,927,691

			December 31, 2018
Assets per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	-	1,032,938	-	1,032,938
Financial investments	-	92,233	-	92,233
Derivative financial instruments	-	6,885	4,320	11,205
Trade accounts receivable	22,146	151,058	-	173,204
Related parties (i)	740	-	-	740
	22,886	1,283,114	4,320	1,310,320

			December 31, 2018
Liabilities per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financing	1,424,867	-	-	1,424,867
Derivative financial instruments	-	10,155	4,068	14,223
Trade payables	387,225	-	-	387,225
Confirming payables	70,411	-	-	70,411
Use of public assets (ii)	22,126	-	-	22,126
Related parties (ii)	1,580	-	-	1,580
	1,906,209	10,155	4,068	1,920,432

(i) Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the condensed consolidated interim financial statements

At and for the three-month period ended March 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(b)         Fair value by hierarchy

		March 31, 2019
	Level 1	Level 2	Total
Assets
Cash and cash equivalents	863,878	-	863,878
Financial investments	26,601	23,647	50,248
Derivative financial instruments	-	17,010	17,010
Trade accounts receivable		64,444	64,444
	890,479	105,101	995,580
Liabilities
Derivative financial instruments	-	19,694	19,694
Loans and financing (i)	1,070,484	385,901	1,456,385
	1,070,484	405,595	1,476,079

		December 31, 2018
	Level 1	Level 2	Total
Assets
Cash and cash equivalents	1,032,938	-	1,032,938
Financial investments	39,167	53,066	92,233
Derivative financial instruments	-	11,205	11,205
Trade accounts receivables	-	151,058	151,058
	1,072,105	215,329	1,287,434
Liabilities
Derivative financial instruments	-	14,223	14,223
Loans and financing (i)	1,014,974	390,848	1,405,822
	1,014,974	405,071	1,420,045

(i) Loans and financing are measured at amortized cost. Therefore, the amounts presented in this note do not match with the condensed consolidated interim balance sheet.

The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

(c)         Fair value measurement and disclosures

The valuation techniques used in the fair value measurement and disclosure processes, including the critical accounting estimates used and judgements made by the Company, are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

There were no reclassifications between fair value levels in the three-month period ended March 31, 2019. None of the financial instruments were classified as Level 3 as of March 31, 2019.

* * *

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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